Exhibit 10.123

August 11, 2017

Members of the Board of Directors for Notis Global,

I am writing to inform you of my resignation for good reason from the company effective immediately.

As you are aware, on May 19, 2017, the Chairman of the Board, Ned Siegel informed me that I was to be terminated as CEO, and that David Montoya would be my replacement. He stated this was a requirement of the lenders and supported by you, the new Board of Directors. I accepted the Board's (your) decision, met with David Montoya that day and discussed how to work a smooth transition. No official termination date was set for me at that time. However in a phone conversation with Ned Siegel on June 13, 2017 I was told I was not terminated. Additionally, in a dinner with Board of Director Tom Gallo on June 20, 2017 he also said I was not terminated. The information relayed in these conversations was entirely inconsistent with what I was told on May 19th.

At Ned Siegel’s instructions to Clint and me, since May 19, 2017 David Montoya has been effectively acting as CEO running the business and making the decisions, and I have cooperated by getting his written permission on decisions, and signing documents that he has instructed me to do. In other words, I have been subordinate to his instruction and decision-making. We were asked and cooperated in putting David Montoya as a signer on the bank accounts. For the past few months, I have not been copied on emails and have not been involved in business operations and decision-making. I went to Denver on June 12th at your urging to help the company resolve a matter. Other than that, I have been effectively shut out of the business and have not in any way been performing the duties and responsibilities of CEO, as that role has unequivocally been bestowed to David Montoya since he took over the role for all intents and purposes on May 19th.

As you are well aware, I previously resigned on July 2, 2017, but tabled it based on the Board's recommendation. The Board communicated to me that if the parties had more time they could negotiate in good faith to come up with mutually agreeable terms for my departure and payment of back wages and other entitlements due and owing pursuant to my employment contract. Specifically, I am owed in excess of $1 million for back due wages (including compensation for May, June, July 2017), approved cash bonuses, vacation pay, and severance according to my employment agreement dated March 15, 2017. This amount does not include loans to the company, stock bonus awards and other compensation as outlined in my employment agreement. As a result of the company's failure to remit payment for the foregoing back wages, I have a pending claim with the Department of Industrial Relations, Division of Labor Standards Enforcement.

Unfortunately, during the last month, my hope and good faith intention of working with the company to resolve some of the issues referenced herein has fallen flat as the company has failed to offer any terms of resolution. Accordingly, due to the fact I am not getting paid, owed a significant amount of wages and that my duties, responsibilities and authority to run the business as CEO have been effectively stripped, I am resigning for good reason as per the terms in my fully executed employment agreement.

It has been a pleasure serving as your CEO.

Regards,

Jeff Goh